Exhibit 99

Press release


                        IMI SIGNS COLLABORATIVE RESEARCH
                           AGREEMENT WITH ATHEROGENICS


           International study includes 180 cardiac centers worldwide

TORONTO (August 28, 2003) - Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI) announced today that it has signed a collaborative research agreement with AtheroGenics, Inc. (NASDAQ: AGIX). IMI's cardiovascular risk assessment test, Cholesterol 1,2,3(TM), will be added to AtheroGenics' international ARISE trial, providing IMI with valuable primary-event data and broad exposure to leading cardiac centers around the world.

The ARISE study (Aggressive Reduction of Inflammation Stops Events) will be conducted in over 180 cardiac centers throughout the United States, Canada, the United Kingdom and South Africa. ARISE is a Phase III study designed to evaluate the impact of AGI-1067, a novel oral anti-inflammatory agent developed by AtheroGenics to target atherosclerosis. The study will enroll 4,000 patients who will be followed for an average of 18 months or until a minimum of 1,160 primary events have occurred, such as heart attack or stroke.

"The ARISE trial is a door-opener for IMI in many ways," said Dr. Brent Norton, IMI President and CEO. "Most importantly, 180 leading cardiologists and cardiac centers around the world will gain valuable first-hand experience with Cholesterol 1,2,3. Joining the ARISE study is consistent with our strategy of leveraging large trials led by other corporate and government organizations."


Cholesterol 1,2,3 in ARISE
Skin cholesterol testing with IMI's Cholesterol 1,2,3 will be conducted at ARISE trial sites in North America, the U.K and South Africa. Eight skin cholesterol readings will be taken from each patient - at baseline and randomization, at 1, 3, 6, 12 and 18 months, and again at completion. The collected data will quantify the relationship between Cholesterol 1,2,3 and primary cardiovascular events, and also the test's relationships with AGI-1067 and other risk factors including C-reactive protein, serum lipids and patient demographics.

"ARISE is a large prospective study that will provide some of the most important data ever collected on skin cholesterol testing. We already know skin cholesterol correlates with the presence and extent of coronary artery disease. If it is shown also to be an effective predictor of primary cardiac events like heart attack, it could play an even more important role in assessing and managing patients' cardiac health," said Dr. Norton.

"Skin cholesterol appears to correlate with cholesterol content in other tissues, such as the arterial wall. This in turn may correlate with the progression of coronary artery disease and associated clinical events, such as heart attack or death, as well as the effect of AGI-1067 on atherosclerosis," said Dr. Rob Scott, Senior Vice President and Chief Medical Officer of AtheroGenics.


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Cholesterol 1,2,3(TM) is the world's only non-invasive test system for cholesterol. The test measures cholesterol in the skin, by placing two drops of liquid on the palm of the hand and generating a color-change reaction. As cholesterol accumulates on artery walls it also accumulates in other tissues, including skin. High levels of skin cholesterol are correlated with higher incidence of coronary artery disease.


About AtheroGenics
AtheroGenics is focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including heart disease (atherosclerosis), rheumatoid arthritis and asthma. The company has four drug development programs in the clinic, including its lead compound, AGI-1067, which is being developed as an oral therapy for the treatment of atherosclerosis. For more information about AtheroGenics, please visit www.atherogenics.com.


About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's web site at www.imimedical.com.


This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

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For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com

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